EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Energy Resources, LLC

(amounts in thousands except ratios)

Nine Months Ended September 30, 2009
Earnings:
Net income	$42,434
Fixed charges	53,012
Equity income of unconsolidated subsidiary	(316)
Interest capitalized	(5,343)
Amortization of previously capitalized interest	653

Total	$90,440

Fixed Charges:
Interest cost and debt expense	$47,270
Interest allocable to rental expense(1)	399
Interest capitalized	5,343

Total	$53,012

Ratio of Earnings to Fixed Charges	1.71x

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.